EXHIBIT NO. 18

Chemical Financial Corporation

Letter on Change in Accounting Principle

February 24, 2012

Chemical Financial Corporation

Midland, Michigan

Ladies and Gentlemen:

We have audited the consolidated statements of financial position of Chemical Financial Corporation (the Corporation) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and have reported thereon under date of February 24, 2012. The aforementioned consolidated financial statements and our audit report thereon are included in the Corporation’s annual report on Form 10-K for the year ended December 31, 2011. As stated in note 1 to those consolidated financial statements, the Corporation changed the date of its annual goodwill impairment test from September 30 to October 31 and states that the newly adopted accounting principle is preferable in the circumstances because the later date better coincides with the Corporation’s annual budgeting and strategic planning processes. In accordance with your request, we have reviewed and discussed with Corporation officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Corporation’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Corporation’s circumstances.

Very truly yours,

/s/ KPMG LLP